What's for Dinner Technologies Summary Capitalization Table

As of 04/29/2025 • Generated by Jodi Frank (jfrank@w4dt.com) at 04/29/2025 01:20:31 . Date format: MM/DD/YYY

	Units Authorized	Units Issued and Outstanding	Fully Diluted Units
Common Units classes			
Common Shares Units	1,000.00	1,000.00	1,000.00
Series B Member Equity Units		0.00	0.00
Total Common Units issued and outstanding			1,000.00
Convertibles			
Convertible Note Agreement - 1			
Total Convertibles issued			
Totals			**1,000.00**

Y.

	Fully Diluted Ownership	Cash Raised (USD)
	100.0000%	$ 0.00
	0.0000%	$ 0.00
	100.0000%	$ 0.00
		$ 107,772.75
		$ 107,772.75
	100.0000%	$ 107,772.75